Exhibit 21.1

List  of  Subsidiaries

The following is a list of  subsidiaries of ShengdaTech, Inc. as of December 31, 2009:

Name of Subsidiary	Jurisdiction of Incorporation

Faith Bloom Limited	British Virgin Islands

Shandong Haize Nanomaterials Co. Ltd.	People’s Republic of China

Shaanxi Haize Nanomaterials Co. Ltd.	People’s Republic of China

Shandong Bangsheng Chemical Co. Ltd.	People’s Republic of China

Zibo Jiaze Nanomaterials Co. Ltd.	People’s Republic of China

Anhui Chaodong Nanomaterials Science and Technology Co., Ltd	People’s Republic of China